Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES 2013 ANNUAL MEETING RESULTS

May 10, 2013, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) announced voting results from its 2013 annual meeting of shareholders held today. A total of 188,720,891 million Common Shares, or 80.59% of our issued and outstanding Common Shares, were voted in connection with the annual meeting. Shareholders voted in favour of all items of business, including election of each director nominee by a substantial majority as follows:

Scott B. Bonham	99.5%
Peter G. Bowie	99.7%
Hon. J. Trevor Eyton	98.1%
V. Peter Harder	98.1%
Lady Barbara Judge	97.7%
Kurt J. Lauk	99.2%
Donald J. Walker	99.7%
Lawrence D. Worrall	99.7%
William L. Young	98.9%

Additionally, Magna’s advisory “say on pay” vote received 75.0% support.  Full results of the votes are included as Appendix “A” to this press release.

Contact

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100.

ABOUT MAGNA

We are a leading global automotive supplier with 315 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. Our 121,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. For further information about Magna, visit our website at www.magna.com.

APPENDIX “A”

VOTING RESULTS – 2013 ANNUAL MEETING OF SHAREHOLDERS

Resolution	Vote Type*	Voted	Voted (%)

Elect Scott B. Bonham as Director	For	182,853,429	99.5
	Withheld	880,235	0.5

Elect Peter G. Bowie as Director	For	183,193,443	99.7
	Withheld	540,220	0.3

Elect Hon. J. Trevor Eyton as Director	For	180,295,635	98.1
	Withheld	3,438,028	1.9

Elect V. Peter Harder as Director	For	180,221,724	98.1
	Withheld	3,511,939	1.9

Elect Lady Barbara Thomas Judge as Director	For	179,550,053	97.7
	Withheld	4,183,611	2.3

Elect Kurt J. Lauk as Director	For	182,292,465	99.2
	Withheld	1,441,198	0.8

Elect Donald J. Walker as Director	For	183,199,999	99.7
	Withheld	533,665	0.3

Elect Lawrence D. Worrall as Director	For	183,185,633	99.7
	Withheld	548,030	0.3

Elect William L. Young as Director	For	181,614,303	98.9
	Withheld	2,119,359	1.1

Appointment of Auditors	For	185,486,401	98.3
	Withheld	3,234,382	1.7

Advisory Resolution on Approach to Executive Compensation	For	137,713,877	75.0
	Against	46,020,781	25.0

* No invalid proxies were submitted.